1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2005

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11,Euljiro2-ga Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-               .)

SIGNATURES

SK Telecom Co., Ltd. (“SK Telecom”) plans to hold a conference call for the results of the 1st quarter, 2005 as follows:

1.	Agenda

•	Results of the first quarter, 2005
•	Q&A Session

2.	Date and Time

April 28, 2005, 18:00 ~ 20:00

3.	Place

Conference Room, 28 Floor, SK Telecom

4.	Participants

Analysts and Institutional Investors

5.	Dial-in Information

-	Calling from Korea: 1566-2255 (or 031-810-3000)
-	Calling from Other Countries: 82-31-810-3000 (or 82-2-6677-2255)
-	Passcode : 0102

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By:	/s/ Hyun Jong Song
	Name:	Hyun Jong Song
	Title:	Vice President

Date: April 25, 2005

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